Exhibit 99.1

INVESTOR CONTACTS:
Elan Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444	Wyeth Justin Victoria Ph: 973-660-5340
MEDIA CONTACTS:
Elan Jonathan Birt Ph: 212 850 5664 44 20 7269 7205 Niamh Lyons Ph: 353 1 663 3602	Wyeth Douglas Petkus Ph: 973-660-5218 Michael Lampe Ph: 484-865-1346

Elan and Wyeth Announce Encouraging Top-line Results from Phase 2
Clinical Trial of Bapineuzumab for Alzheimer's Disease

•	Safety And Efficacy Findings Support Design Of Phase 3 Program

•	Primary Efficacy Endpoints In Overall Study Population Not Statistically Significant

•	Statistically Significant And Clinically Meaningful Benefits Seen In ApoE4 Non-Carriers

•	Overall Results Support Prior Decision To Initiate Phase 3

•	Detailed Data Presentation At ICAD July 29, 2008

Dublin, Ireland and Madison, NJ – June 17, 2008 – Elan Corporation, plc (NYSE: ELN) and Wyeth (NYSE: WYE) today announced encouraging preliminary findings from a Phase 2 study of bapineuzumab (AAB-001) in patients with mild to moderate Alzheimer's disease.  In the 18-month trial, bapineuzumab appeared to have clinical activity in treating Alzheimer’s disease.

Efficacy Findings
The study did not attain statistical significance on the primary efficacy endpoints in the overall study population.  Post-hoc analyses did show statistically significant and clinically meaningful benefits in important subgroups.

In non-carriers of the Apolipoprotein E4 (ApoE4) allele, estimated in the literature to be from 40 to 70 percent of the Alzheimer’s disease population, post-hoc analyses showed statistically significant and clinically meaningful benefits associated with bapineuzumab treatment on several key efficacy endpoints, including the Alzheimer’s Disease Assessment Scale (ADAS-cog), the Neuropsychological Test Battery (NTB), the Mini Mental State Examination (MMSE) and the Clinical Dementia Rating – Sum of Boxes (CDR-SB).  A favorable directional change was seen on the Disability Assessment Scale for Dementia (DAD), although this was not statistically significant.

Additionally in non-carriers, preliminary evaluation of MRI results showed less loss of brain volume among treated patients versus placebo patients, a finding that was statistically significant.  Smaller increases in ventricular volume were seen in treated patients compared to placebo patients, although this finding was not statistically significant.  Progression of Alzheimer’s disease is generally associated with loss in brain volume and increases in ventricular volume.  Further, treatment-related benefits seen on MRI were correlated to the favorable clinical changes observed in non-carriers.

In similar post-hoc analyses of carriers of the ApoE4 allele, no clinical benefits or statistically significant effects were observed on efficacy endpoints or the brain volume endpoint.   However, favorable directional changes were observed on a number of endpoints. Preliminary analyses suggest possible increase of ventricular volume in treated patients versus placebo patients.  The clinical significance of this finding is currently unclear and analyses are ongoing.

Safety Findings
As expected given the nature of the population studied, adverse events were very common in both placebo and bapineuzumab-treated patients.  In non-carriers, the number of patients experiencing serious adverse events was similar between placebo and bapineuzumab-treated patients.  In carriers, serious adverse events were more frequently observed in bapineuzumab-treated patients than in placebo patients.  In addition, vasogenic edema was reported in the treated population with an increased frequency in carriers and at higher doses.  No cases were reported in placebo patients.  In the ongoing Phase 3 studies, carriers of the ApoE4 allele are being treated with a lower dose to minimize the risk of vasogenic edema.  The Companies believe that the overall safety findings from this Phase 2 trial support their prior decision to move to Phase 3 studies.

CEO Comments
“The preliminary analyses of the Phase 2 study are a continued validation of the amyloid approach to Alzheimer's disease and an important milestone in our companies' ongoing commitment to bring new treatment options to patients,” said Kelly Martin, President and CEO of Elan.  "These results clinically support our decision to move into Phase 3 last year."

“We are encouraged by these findings.  We remain driven by science and focused on patients as we work to bring this treatment to those who desperately need new options,” said Bernard Poussot, President and CEO, Wyeth.  “We recognize there is a great deal of hard work left as we move from this phase of learning towards confirming the potential of bapineuzumab.”

Elan and Wyeth plan to continue all four studies in the previously disclosed bapineuzumab Phase 3 clinical program and will review and discuss these data with regulatory authorities and leading medical experts.

These findings reflect preliminary analyses of the Phase 2 data and its implications for ongoing clinical development of bapineuzumab.  In this trial, there were imbalances in patient numbers and characteristics at baseline between subgroups studied that may or may not have affected these results.  Further analysis will continue in advance of a planned scientific presentation of detailed results of this study at the International Conference on Alzheimer's Disease (ICAD) in Chicago, July 29, 2008.

About the Trial
The Phase 2 trial was a randomized, double-blind, placebo controlled, multiple ascending dose study of patients with mild to moderate Alzheimer's disease.  The study was designed to enroll approximately 240 participants at 29 sites in the United States.  The study tested four doses of bapineuzumab (0.15 mg/kg, 0.5 mg/kg, 1.0 mg/kg and 2.0 mg/kg) with approximately 60 patients in each dose cohort.  Patients were randomized on an 8:7 ratio to receive bapineuzumab or placebo, resulting in approximately 32 participants receiving bapineuzumab and 28 participants receiving placebo in each dose group.

The study assessed the safety of bapineuzumab as well as impact of treatment on cognitive and functional endpoints, biomarkers and blood serum levels.  The pre-specified primary efficacy endpoints were change from baseline in ADAS-cog and DAD in the 0.5 mg/kg, 1.0 mg/kg and 2.0 mg/kg dose groups against their placebo cohorts.  The study was not powered to detect changes from baseline for the ADAS-Cog or DAD scales.  Change in concentrations of tau in cerebral spinal fluid (CSF) was a secondary endpoint. The Neuropsychological Test Battery, Clinical Dementia Rating Sum of Boxes

and Mini Mental State Examination (MMSE) were included as tertiary efficacy endpoints. Efficacy was assessed from baseline for 18 months.

About Bapineuzumab
Bapineuzumab is the first humanized monoclonal antibody in late-stage investigation as a potential treatment for Alzheimer’s disease.  Bapineuzumab is designed to clear toxic beta amyloid from the brain.  The beta amyloid protein is a key component of the neuritic plaques that are implicated in the pathology of Alzheimer’s disease. A global Phase 3 clinical program was initiated in December 2007 and is intended to provide safety and efficacy data to support the filing and approval of licensing applications for bapineuzumab as a potential treatment for patients with mild to moderate Alzheimer’s disease.  To learn more about this enrollment, patients or caregivers should contact clinical sites directly.  Participating clinical sites can be found by visiting www.icarastudy.com or, in the United States by calling 1 (888) 818-MEMORY.  Study site details also can be found by visiting www.clinicaltrials.gov.

About Alzheimer’s Disease
Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities, such as bathing and eating. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations.  As many as 5 million Americans are estimated to have Alzheimer’s disease, and more than 26 million people worldwide.  One in eight baby boomers will develop the disease and half of all people after 85 and older.

About the Elan and Wyeth Collaboration
The Wyeth and Elan Alzheimer's Immunotherapy Program (AIP) includes investigational clinical programs for bapineuzumab.  AIP is a collaboration between the two Companies to research, develop and commercialize immunotherapeutic approaches that may be used to treat and possibly prevent the onset of Alzheimer’s disease.  AIP research focuses on the beta amyloid hypothesis, as the Companies believe that enhancing the clearance of beta amyloid in the brain may provide a new treatment approach for Alzheimer’s disease.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

About Wyeth
Wyeth Pharmaceuticals, a division of Wyeth, has leading products in the areas of women’s health care, infectious disease, gastrointestinal health, central nervous system, inflammation, transplantation, hemophilia, oncology, vaccines and nutritional products.

Wyeth is one of the world’s largest research-driven pharmaceutical and health care products companies.  It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products, nutritionals and non-prescription medicines that improve the quality of life for people worldwide.  The Company’s major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

For additional information about the company, please visit http://www.wyeth.com.

Safe Harbor/Forward-Looking Statements

The statements in this press release regarding the Companies’ preliminary, top-line assessment of the Phase 2 data and its implications for the Phase 3 program and future development of bapineuzumab are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.  In particular, these statements are subject to the risk that further analyses of the Phase 2 data may lead to different (including less favorable) interpretations of the data than the preliminary analyses conducted to date and/or may identify important implications of the Phase 2 data that are not reflected in these statements.  Clinical trial data are subject to differing interpretations, and regulatory agencies, medical and scientific experts and others may not share the Companies’ views of the Phase 2 data or its implications for the Phase 3 program and future development of bapineuzumab.  In addition, further analyses of the Phase 2 data and discussion with regulatory authorities may lead to important modifications to the Phase 3 program.  There can be no assurance that the clinical program for bapineuzumab will be successful in demonstrating safety and/or efficacy, that we will not encounter problems or delays in clinical development, or that bapineuzumab will ever receive regulatory approval or be successfully commercialized.  Other risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include those detailed from time to time in the Companies’ periodic reports filed with the Securities and Exchange Commission, including Wyeth's current reports on Form 8-K, quarterly reports on Form 10-Q and annual report on Form 10-K, particularly the discussion under the caption "Item 1A, Risk Factors" in Wyeth's Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 29, 2008, and Elan's Reports of Foreign Issuer on Form 6-K and Annual Report on Form 20-F, particularly the discussion under the caption “Item 3D, Risk Factors” in Elan’s Annual Report on Form 20-F for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on February 28, 2008.  The forward-looking statements in this press release are qualified by these risk factors.  We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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